 Exhibit 99.1

News Release

B2Gold Releases its Third Annual Responsible Mining Report - Raising the Bar

and Associated Documentary - Delivering on Our Promises

Vancouver, July 5, 2019 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has released its third annual Responsible Mining Report - Raising the Bar and associated documentary - Delivering on Our Promises.

2018 Responsible Mining Report - Raising the Bar

B2Gold’s Responsible Mining Report provides a detailed overview of the Company’s economic, governance, environmental and social performance in 2018.

Highlights from the report include:

People

B2Gold continues to maintain a high local employment rate by targeting recruitment efforts at local or national levels. Across all operations, 97% of the total workforce are local employees. Improving gender diversity continues to be a focus for the Company.

Health and Safety

2018 was B2Gold’s third consecutive year without a fatality - every one of its 5,242 employees went home to their family every single day - the ultimate goal of safe production and zero harm. For a second straight year, the Company met or exceeded its safety performance targets, notably reducing its lost-time-injury frequency rate globally by over 50% (reduced from 0.47 in 2017 to 0.22 in 2018). B2Gold’s strong health and safety track record continued through the first half of 2019.

Human Rights

B2Gold continues to proactively conduct human rights assessments at its operations. Four of the Company’s five mine sites have been assessed, with the fifth assessment planned for 2019. The human rights assessments comply with the Company’s human rights commitments and performance standards and are aligned with the United Nations Guiding Principles and other international standards and guidelines.

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Environment

B2Gold’s strategy is to identify and proactively mitigate and manage environmental impacts. The report highlights the Company’s best practice of progressive rehabilitation applied at its Masbate operations in the Philippines. The Company continues to make progress on climate change reporting and presents the positive impacts from the solar power plant at the Otjikoto Mine since coming online in April 2018.

Economic Value Distribution

B2Gold generated over $1.2 billion in economic value in 2018 while distributing $152 million in employee wages and benefits, approximately $171 million in taxes and royalties, and over $21 million in community investments.

The report demonstrates B2Gold’s commitment to responsible mining.

“We make a genuine commitment to stakeholders to deliver on the promises we make and be a responsible company. Our 2018 Responsible Mining Report demonstrates our execution on these promises. Our culture, based on our core principles of fairness, respect, transparency and accountability, is entrenched in our company. What we learned from 2018 is that we can work for B2Gold and be responsible every day.”

- Clive Johnson, President & CEO

The report was compiled in accordance with the Global Reporting Initiative Standards, Core option and the G4 Mining and Metals Sector Disclosures. B2Gold’s performance is also mapped to the United Nations Sustainable Development Goals.

Click here to view or download a copy of the report.

Documentary - Delivering on Our Promises

B2Gold has also produced a global responsible mining documentary titled Delivering on Our Promises.

Outside B2Gold’s core business of mining, the Company also inspires growth and transformation through responsible mining practices. Delivering on Our Promises documents what the Company is doing for the people and the planet and demonstrates how B2Gold gives back to the communities and countries in which the Company operates.

Click here to watch the documentary.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

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On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

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